UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

WESTAR ENERGY, INC.

WESTAR ENERGY, INC. (“WEI”) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

Introductory Note:

WEI is filing this statement without 2002 financial statements because such financial statements are not available as of the required filing date for the statement. WEI will file an amended statement containing the financial statements as soon as they become available, which is expected to be on or about March 31, 2003, the filing date for WEI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

ITEM 1.    Name, State of Organization, Location And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator (EWG) or Foreign Utility Company in Which Claimant Directly or Indirectly Holds an Interest.

WEI, formerly known as Western Resources, Inc., is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. WEI’s mailing address is P.O. Box 889, Topeka, Kansas 66601.

During 2002, WEI’s principal business consisted of the production, purchase, transmission, distribution and sale of electricity. WEI provided retail electric service to approximately 351,000 industrial, commercial and residential customers. WEI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. As of December 31, 2002, WEI’s subsidiaries (as defined in the Act) were as follows:

A.	Kansas Gas and Electric Company (“KGE”), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas 67201 is a wholly-owned subsidiary of WEI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 2002, KGE rendered electric services at retail to approximately 296,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE’s subsidiary is as follows:

1.	Wolf Creek Nuclear Operating Corporation (“WCNOC”), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant’s owners.

B.	Westar Industries, Inc. (“Westar Industries”), a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, is a wholly-owned subsidiary of WEI. Westar Industries is a holding company for certain non-regulated business subsidiaries of WEI. Westar Industries’ subsidiaries are as follows:

1.	The Wing Group, Limited Co., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. The Wing Group, Limited Co., a wholly-owned subsidiary of Westar Industries, holds interests in international power generation projects. The Wing Group, Limited Co.’s subsidiary is as follows:

a.	The Wing Group International, Inc., a Cayman Islands corporation, with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

2.	Onsite Energy Corporation, a Delaware corporation, with principal offices at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Industries owns approximately 25.7% of Onsite common and convertible preferred stock.

3.	Westar Investments, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments, Inc. was established for the purpose of holding security-related investments.

4.	Protection One, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar

Industries owns approximately 87.07% of Protection One, Inc. Protection One, Inc.’s subsidiaries are as follows:

a.	Protection One Alarm Monitoring, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring, Inc. is a provider of home security services. Protection One Alarm Monitoring, Inc.’s subsidiaries are as follows:

i.	Network Multi-Family Security Corporation, a Delaware corporation, with principal offices at 14275 Midway Road, Suite 400, Addison, Texas 75001. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

ii.	Protection One Alarm Monitoring of Mass., Inc., a Massachusetts corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring of Mass., Inc. is a provider of security alarm services.

iii.	Security Monitoring Services, Inc., a Florida corporation with principal offices at 6225 N. State Highway 161, Suite 400, Irving, Texas 75063. Security Monitoring Services, Inc. is a provider of security alarm services.

b.	AV One, Inc., formerly known as Westar Aviation, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, leases and maintains planes for corporate transportation purposes.

5.	Protection One International, Inc., a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One International, Inc. is a provider of security alarm services. Protection One International, Inc.’s subsidiaries are as follows:

a.	Protection One Europe Holding, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France, is a provider of security alarm services. Protection One Europe Holding is 99.75% owned by Protection One International, Inc.

i.	Protection One SARL, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Protection One Europe SARL is a provider of security alarm services. Protection One Europe SARL’s subsidiaries are as follows:

(1)	Protection One France—PO France SAS, (“Protection One France”), a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Protection One France, a provider of security alarm services, is 99.99% owned by Protection One Europe SARL. Protection One France’s subsidiaries are as follows:

(a)	Eurostation, a corporation organized under the laws of France, with principal offices at 840, Route de la Seds, 13127 Vitrolles, France. Eurostation, a security alarm monitoring station, is 99.98% owned by Protection One France.

(b)	ERE Detection Electronique, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. ERE Detection Electronique, 99.76% owned by Protection One France, provides monitoring assistance to individuals.

(c)	Protection One GmbH, a corporation organized under the laws of Germany, with principal offices at Am Meerkamp 23 D, 40667 Meerbush, Germany, is a provider of alarm monitoring services. Protection One GmbH is 95% owned by Protection One France.

(d)	Protection One Benelux SA, a corporation organized under the laws of Belgium, with principal offices at Bld Général Wahis, 16 E, Batiment A B, 1030 Brussels, Belgium, is a provider of security alarm services. The subsidiaries of Protection One Benelux SA are as follows:

(i)	E.S. Beveiliging Sprl, a corporation organized under the laws of Belgium, with principal offices at Bld Général Wahis, 16 E, Batiment A B, 1030 Brussels, Belgium. E.S. Beveiliging Sprl installs alarm monitoring systems.

(ii)	Consutron Nederland Teleshop B.V., a corporation organized under the laws of the Netherlands, with principal offices at Markendaalseweg 329, Boite19, NL, 4811KB Breda, Netherlands. Consutron Nederland Teleshop B.V. administrates and installs alarm monitoring systems. Consutron Nederland Teleshop B.V.’s subsidiary is as follows:

(A)	Residential Alarmcentrale B.V., a corporation organized under the laws of Netherlands, with a principal office at Jupiterkade 2 A, NL, 2516 ES Den Haag, The Netherlands, is a provider of alarm monitoring services.

6.	Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Industries.

7.	Westar Limited Partners II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners II, Inc. participates in limited partnerships and investments of Westar Industries. (Note: Westar Limited Partners II, Inc. was dissolved on February 5, 2003.)

8.	Western Resources (Bermuda) Ltd., a Bermuda limited liability company with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. Western Resources (Bermuda) Ltd. is a holding company to hold the interest of WEI in CPI-Western Power Holdings Ltd. and other international projects. Western Resources (Bermuda) Ltd.’s subsidiaries are as follows:

a.	CPI-Western Power Holdings Ltd., a Bermuda limited liability company. Western Resources (Bermuda) Ltd. owns 50% of CPI-Western Power Holdings Ltd. a master joint venture, which maintains interest in power generation projects in China. CPI-Western Power Holdings Ltd.’s subsidiaries are as follows:

i.	Western Resources International Limited is a limited liability company organized under the laws of Mauritius. Western Resources International Limited is a holding company for EWG’s in China.

(1)	Zhengzhou Dengwai Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(2)	Zhengzhou Dengyuan Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(3)	Zhengzhou Huadeng Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(4)	Zhengzhou Huaxin Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

b.	Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources I (Cayman Islands) Limited was established to develop power generation projects. Western Resources I (Cayman Island) Limited’s subsidiary is as follows:

i.	Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources II (Cayman Islands) Limited was established to develop power generation projects.

9.	Wing Turkey, Inc. is a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey, Inc. is a holding company for power projects in Turkey. Wing Turkey, Inc.’s subsidiaries are as follows:

a.	Wing International, Ltd. is a Texas limited liability corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International, Ltd. is a holding company for an EWG in the Republic of Turkey. Wing International, Ltd.’s investment is in:

i.	Trakya Elektrik Uretim VE Ticaret A.S., a Republic of Turkey corporation, with principal offices at P.K. 13, Marmara Ereglsi 59740 Tekirdag. This company is an EWG and 9% owned by Wing International, Ltd.

C.	Western Resources Capital I and II are Delaware business trusts with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources Capital I and II were established for the purpose of issuing securities.

D.	Westar Generating, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating, Inc. holds interests in an electric power plant.

E.	Westar Generating II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating II, Inc. holds interests in electric power plants. (Note: Westar Generating II, Inc. was dissolved on February 5, 2003.)

F.	WR Receivables Corporation, a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables Corporation is a special purpose entity wholly owned by WEI. WEI and KGE have sold all of their accounts receivable arising from the sale of electricity to WR Receivables Corporation.

G.	Dormant subsidiaries of WEI:

1.	Rangeline Corporation, a Kansas corporation. (Note: Rangeline Corporation was dissolved on February 5, 2003.)

2.	The Kansas Power and Light Company, a Kansas corporation.

3.	WR Services, Inc., a Kansas corporation. (Note: WR Services, Inc. was dissolved on February 5, 2003.)

4.	Westar Services, Inc., formerly known as Westar Energy, Inc., a Kansas corporation. (Note: Westar Services, Inc. was dissolved on February 5, 2003.)

5.	Astra Resources, Inc., a Kansas corporation. (Note: Astra Resources, Inc. was dissolved on February 5, 2003.)

a.	Westar Energy Investments, Inc., a Kansas corporation. (Note: Westar Energy Investments, Inc. was dissolved on February 5, 2003.)

H.	Dormant subsidiaries of Westar Industries, Inc.:

1.	Westar Financial Services, Inc., a Kansas Corporation. (Note: Westar Financial Services, Inc. was dissolved on February 5, 2003.)

2.	Westar Leasing, Inc., a Kansas corporation. (Note: Westar Leasing, Inc. was dissolved on February 5, 2003.)

3.	Wing Colombia, L.L.C., a Delaware limited liability company.

I.	Dormant subsidiaries of Protection One Alarm Monitoring, Inc.:

1.	Protection One Data Services, Inc., a Delaware corporation.

2.	Protection One Systems, Inc., a Delaware corporation.

ITEM 2.    Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Company Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A.	The principal electric generating stations of WEI, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (WEI’s Share)

Coal
JEC Unit 1, near St. Marys	470
JEC Unit 2, near St. Marys	467
JEC Unit 3, near St. Marys	476
Lawrence Energy Center, near Lawrence	567
Tecumseh Energy Center, near Tecumseh	228

Subtotal	2,208

Gas/Oil
Gordon Evans, Wichita	314
Hutchinson Energy Center, near Hutchinson	401
Abilene Energy Center, near Abilene	71
Tecumseh Energy Center, near Tecumseh	41

Subtotal	827

Diesel
Hutchinson Energy Center	80

Wind
JEC Wind Turbine 1, near St. Marys	0.4
JEC Wind Turbine 2, near St. Marys	0.4

Subtotal	0.8

Total Accredited Capacity	3,115.8

WEI maintains 12 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. WEI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

WEI owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B.	The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity –MW (KGE’s Share)

Nuclear
Wolf Creek, near Burlington	548

Coal

LaCygne Unit 1, near LaCygne	344
LaCygne Unit 2, near LaCygne	337
JEC Unit 1, near St. Marys	147
JEC Unit 2, near St. Marys	146
JEC Unit 3, near St. Marys	149

Subtotal	1,123

Gas/Oil
Gordon Evans, Wichita	534
Murray Gill, Wichita	336
Neosho, Neosho	69

Subtotal	939

Diesel
Gordon Evans, Wichita	3

Wind
JEC Wind Turbine 1, near St. Marys	0.2
JEC Wind Turbine 2, near St. Marys	0.2

Subtotal	0.4

Total Accredited Capacity	2,613.4

KGE maintains 11 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

KGE owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

C.	The principal electric generating stations of Westar Generating, Inc., all of which are located in Missouri, are as follows:

Name and Location	Accredited Capacity – MW (Westar Generating, Inc.’s share)

Gas/Oil
State Line, Joplin	200

ITEM 3.    Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.	Number of KWH of electric energy sold (at retail or wholesale):

For the year ended December 31, 2002, WEI sold 9,539,069,000 KWH of electric energy at retail and, 5,283,713,000 KWH of electric energy at wholesale. For the year ended December 31, 2002, KGE sold 9,005,365,000 KWH of electric energy at retail and 3,831,042,000 KWH of electric energy at wholesale.

B.	Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

During 2002, neither WEI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C.	Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

During 2002, WEI sold, at wholesale, 2,665,109,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2002, KGE sold, at wholesale, 2,888,632,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2002, neither WEI nor KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

D.	Number of KWH of electric energy purchased outside the State in which each company is organized:

During 2002, WEI purchased 225,152,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 2002, KGE purchased 280,244,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4.    Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1    Zhengzhou Dengwai Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengwai Power Co., Ltd
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% interest in Zhengzhou Dengwai Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $5.2 million as registered paid-in capital. Shareholder loan of approximately US $7.9 million payable in equal annual installments over a 20-year term.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $10.5 million
Earnings:	US $1.5 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.2    Zhengzhou Dengyuan Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengyuan Power Co., Ltd.
Address:	Yangcheng Industrial Zone, Dengfeng
Municipality, Henan Province, People’s Republic of China.
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.9 million cash as registered paid-in capital. Shareholder loan of approximately US $9.8 million payable in equal annual installments over a 20-year term.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $9.8 million
Earnings:	US $1.8 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.3    Zhengzhou Huadeng Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huadeng Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s
Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in Capital of approximately US $8.9 million
Earnings:	US $4.0 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.4    Zhengzhou Huaxin Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huaxin Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in Capital of approximately US $8.9 million
Earnings:	US $2.2 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.5    Trakya Elektrik Uretim Ve Ticaret A.S.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Trakya Elektrik Uretim Ve Ticaret A.S.
Address:	P.K. 13
Marmara Ereglsi 59740 Tekirdag
Location:	Botas Tesisleri Mevkii
Sultankoy Beledesi
Marmara Ereglisi 59740 Tekirdag Turkey
Facility:	478 MW combined cycle gas turbine with four 154 KV substations.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $10,388,379 as paid in capital. Approximately US $2,139,130 subordinated debt.
Guarantees:	Westar Industries has issued standby letters of credit totaling $3,442,662.
Other Obligations:	Wing Turkey, Inc. (a wholly-owned subsidiary of the claimant and 99% parent of Wing International, Ltd.) is a party to the “Wing Turkey Guarantee Agreement” along with Trakya Elektrik and Chase Manhattan Bank (as Offshore Collateral Agent) and ABN AMRO Bank (as Funding Agent). Under this agreement, the equity contributions and subordinated debt contributions, agreed to in the “Equity Funding Agreement” are guaranteed.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Approximately US $139,194,573
Earnings:	US $115,829,000

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

WESTAR ENERGY, INC.

By:	/s/ MARK A. RUELLE
Mark A. Ruelle Executive Vice President, Chief Financial Officer

CORPORATE SEAL

Attest:

/S/ LARRY D. IRICK

Larry D. Irick Vice President, General Counsel and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Larry D. Irick

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

P.O. Box 889

818 South Kansas Avenue

Topeka, Kansas 66601

(785)575-6322

(785)575-1936 (FAX)

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Introductory Note to this Form U-3A-2.

A-1

EXHIBIT B

An organizational chart showing the relationship of each EWG to associate companies in the holding company system.

Westar Energy, Inc., formerly known as Western Resources, Inc. (a Kansas corporation, “WEI”).

Westar Industries, Inc. (a Kansas corporation, “Westar”), a wholly-owned subsidiary of WEI.

The Wing Group, Limited Company (a Delaware corporation, “Wing”), a wholly-owned subsidiary of Westar.

Wing Colombia, L.L.C., (a Delaware Limited Liability Company), 99% owned by Westar, 1% owned by Wing.

Western Resources (Bermuda) Limited (a Bermuda limited liability company), a wholly-owned subsidiary of Westar.

CPI-Western Power Holdings, Ltd., a Bermuda limited liability company, 50% owned by Western Resources (Bermuda) Limited.

Western Resources International Limited (a Mauritius limited liability company), a wholly-owned subsidiary of CPI-Western Power Holdings, Ltd.

Zhengzhou Dengwai Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Dengyuan Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Huadeng Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Huaxin Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Wing Turkey, Inc. (a Delaware corporation), a wholly-owned subsidiary of Westar.

Wing International, Ltd. (a Texas limited liability company), 99% owned by Wing Turkey, Inc. and 1% owned by Wing.

Trakya Elektrik Uretim Ve Ticaret A.S. (a joint stock company under the laws of the Republic of Turkey), 9% owned by Wing International, Ltd.

B-1